October 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Pervasive Software Inc. – Form 8-K filed on October 7, 2005 and Form 10-K for
Fiscal Year Ended June 30, 2005
File No. 0-23043

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (“Pervasive” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 18, 2005, relating to the above-referenced filings.

On behalf of Pervasive, we are concurrently filing via EDGAR the Current Report on Form 8-K/A (“8-K/A”), and for the convenience of the Staff, we are providing courtesy copies of this letter, and copies of the 8-K/A to Tamara Tangen by overnight delivery.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Pervasive’s response.

Form 8-K filed on October 7, 2005

1.	Your disclosure in the second paragraph indicates that your new independent registered public accounting firm was engaged on October 6, 2005. Accordingly, revise the disclosure regarding consultation with Grant Thornton LLP to specifically include the subsequent interim period through October 6, 2005. Refer to Item 304(a)(2) of Regulation S-K.

We have filed a Form 8-K/A with the revision suggested by the Staff.

October 21, 2005

FORM 10-K for Fiscal Year Ended June 30, 2005

2.	Your text suggest that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please advise whether your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Revise future filings accordingly. See Exchange Act Rule 13a-15(e).

We hereby confirm that our officers concluded that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in our Exchange Act reports is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We will revise future filings accordingly as suggested by the Staff.

Attached to this letter is a statement from the Company as requested by the Staff.

Please direct your questions or comments to me at (512) 338-5422 or to Catherine Schnurr at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

Brian K. Beard

cc:	John Farr (Pervasive)
Catherine D. Schnurr (Wilson Sonsini)

October 21, 2005

Dear Mr. Kirkorian:

On behalf of Pervasive Software Inc. (the “Company”), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ John Farr
John Farr, Chief Financial Officer